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August 17, 2005	David B. Walek (617) 951-7388 david.walek@ropesgray.com

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Daniel F. Duchovny and Matthew J. Benson, Esq.

Re: Brookstone, Inc. Schedule 13E-3 and Schedule 14A—File No. 0-21406

Dear Messrs. Duchovny and Benson,

On behalf of our client Brookstone, Inc. (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter (the “Comment Letter”) received by telecopy on August 15, 2005, concerning the preliminary proxy statement on Schedule 14A under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the Transaction Statement on Schedule 13E-3 of the Company, Brookstone Holdings Corp., a Delaware corporation (“Parent”), Brookstone Acquisition Corp., a Delaware corporation (“Acquisition”), OSIM Brookstone Holdings, L.P., a Cayman Islands limited partnership (“OBH LP”), OSIM Brookstone Holdings, Inc., a Cayman Islands corporation (“OSIM Inc.”), Philip Roizin, an individual, the Executive Vice President, Finance and Administration of the Company, and Michael Anthony, an individual, the Chairman, President and Chief Executive Officer of the Company (together with the Company, Parent, Acquisition, OBH LP, OSIM Inc. and Mr. Roizin, the “Filing Persons”) under the Exchange Act, in each case by the response. In addition, we enclose a copy of a revised preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 3 to the Schedule 13E-3 (the “Transaction Statement”), which is being filed with the SEC today. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

We represent the Company. To the extent that any response relates to Parent, Acquisition, OBH LP, OSIM Inc., CIBC World Markets Corp., J.W. Childs Associates, L.P., Temasek Capital (Private) Limited or OSIM International Ltd, such response is included in this letter based on information provided to the Company and us by such other entities or their respective advisors.

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Schedule 14A

1.	Refer to comment 1 in our letter dated August 2, 2005 and your response. From your response, we learn that Brookstone Holdings Corp., Brookstone Acquisition Corp., OSIM Brookstone Holdings, L.P. and OSIM Brookstone Holdings, Inc. are “shell” entities formed solely to effect the merger. As noted in comment 2 in our letter dated July 18, 2005, we continue to believe that the entities that own and control these shell entities must be included as filing persons on the Schedule 13E-3. Therefore, please add J.W. Childs Associates, L.P., OSIM International Ltd. and Temasek Capital (Private) Limited as filers on the Schedule 13E-3, and revise the proxy statement (if necessary) to include all of the required disclosure as to each new entity.

RESPONSE: The proxy statement and Schedule 13E-3 have been revised in response to the Staff’s comment.

2.	We note that your response to comment 1 in our August 2, 2005 letter also asks permission to “remove” as Schedule 13E-3 filers Acquisition, Parent, OBH LP and OSIM Inc., who you collectively defined as the “Acquisition Entities.” Aside from the practicalities of removing filers on a publicly-filed document that will remain available on our EDGAR system, we do not believe this would be appropriate. As the Commission noted in Exchange Act Release No. 16075 (August 2, 1979), purchasers who are not otherwise affiliated with a target company may be considered affiliates for purposes of Rule 13e-3 when they have aligned themselves with affiliates (such as management members) of the target company as part of the terms of the transaction.

RESPONSE: We acknowledge the Staff’s comment and have retained the Acquisition Entities as Schedule 13E-3 filers.

3.	We direct your attention to comment 2 in our August 2, 2005 letter. Please ensure that you provide the disclosure required by General Instruction C to Schedule 13E-3 with respect to the entities we have asked you to add as filers on the Schedule 13E-3.

RESPONSE: The proxy statement has been revised in response to the Staff’s comment.

Special Factors, page 21

Background of the Merger, page 21

4.

Please refer to comment 10 in our letter dated August 2, 2005. We note your revised disclosure appearing on page 27 indicating that the special committee concluded that CIBC World Markets and Ropes & Gray were sufficiently independent from the company and its management to represent the special committee. As requested

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previously, please fully discuss the basis for the conclusion that the special committee’s legal and financial advisors were deemed independent.

RESPONSE: We respectfully advise the Staff that as set forth on page 28 of the Background of the Merger section, the special committee considered the familiarity of Ropes & Gray LLP (“Ropes & Gray”) and CIBC World Markets Corp. (“CIBC World Markets”) with the Company and the transaction and noted that the advisors previously had worked with the Company only on specified matters and that the advisors had not separately represented any members of management with respect to any other matter which the special committee believed would compromise the advisors’ independence. The special committee also considered the fact that CIBC World Markets had not previously received fees from the Company for financial advisory or other investment banking services and that Ropes & Gray’s fees received from the Company for legal services represent a minimal portion of that firm’s overall revenues. The special committee did not consider any other factors in reaching its conclusion that CIBC World Markets and Ropes & Gray were sufficiently independent from the Company and its management to represent the special committee and page 28 of the “Background of the Merger” has been revised accordingly.

Opinion of CIBC World Markets Corp., page 45

5.	Please refer to comment 13 in our letter dated August 2, 2005. As requested previously, please revise your disclosure in this section to fully discuss the circumstances that resulted in the revised fairness opinion.

RESPONSE: The disclosure appearing on page 46 of the proxy statement has been revised in response to the Staff’s comment. We supplementally advise the Staff that CIBC World Markets’ updated opinion was rendered solely as a result of the fact that the per share merger consideration with respect to which CIBC World Markets previously had opined had been reduced.

Leveraged Buyout Analysis, page 50

6.	Please refer to comment 18 in our letter dated August 2, 2005. Please substantiate the implied per share equity range by including the relevant information appearing on pages 11 through 15 of the updated CIBC presentation.

RESPONSE: We supplementally advise the Staff that page 15 of CIBC World Markets’ July 15, 2005 presentation was not a financial model intended to demonstrate all of the calculations used by CIBC World Markets in its leveraged buyout analysis to derive the implied per share equity reference range for Brookstone of $17.50 to $19.00. Page 15 was intended primarily to illustrate how a financial buyer approaches pricing in a leveraged

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buyout given the interrelationship between internal rates of return and exit value multiples in a leveraged buyout relative to the purchase price payable by such financial buyer (i.e. the higher the exit value multiples, the higher the internal rates of return and, conversely, the lower the exit value multiples, the lower the internal rates of return). For purposes of this illustration, page 15 indicated a range of internal rates of return at a $19.00 price level (which represented the high end of the implied per share equity reference range derived from CIBC World Markets’ leveraged buyout analysis) assuming a range of exit value multiples of 7.0x to 8.0x and other assumptions consistent with those assumed in CIBC World Markets’ leveraged buyout analysis.

We believe that the current disclosure appearing on page 51 of the proxy statement, which has been revised in response to the Staff’s prior comments, describes the material aspects of CIBC World Markets’ leveraged buyout analysis as presented to the special committee, including how the implied per share equity reference range from such analysis was derived. Accordingly, no further modifications have been made to the proxy statement in this regard.

Other Factors, page 50

7.	Please refer to comment 19 in our letter dated August 2, 2005. As requested previously, disclose in the second bullet that CIBC did not use the projected results for 2008 and 2009 to calculate the results disclosed.

RESPONSE: As discussed with the Staff, we understand that no modifications will be required in response to the Staff’s comment.

Definitive Additional Soliciting Materials filed August 4. 2005

8.	Please refer to comment 24 in our letter dated August 2, 2005. We note your reference to the Private Securities Litigation Reform Act of 1995 in the press release filed with your soliciting materials on August 4, 2005. As requested previously, please confirm that in all future soliciting materials you will exclude the reference to the Reform Act or state explicitly that these safe harbor provisions do not apply to statements made in connection with this going private transaction.

RESPONSE: As requested by the Staff in Comment 8, and as discussed with the Staff on August 16, 2005, we confirm on behalf of the Company that pursuant to Sec. 21E(b)(1)(E), the Company will explicitly state in all future filings prior to the closing of the merger that the Reform Act safe harbor is not available with respect to any statement made in connection with the merger. We respectfully advise the Staff that the Company intends to continue referring to the Reform Act with respect to the forward looking statements not related to the going private transaction, as permitted by Sec. 21E of the Securities

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Exchange Act of 1934 (“Exchange Act”), including statements subject to the reporting requirements of Section 13(a) of the Exchange Act, such as the August 4, 2005 soliciting materials.

The Company is interested in finalizing the Proxy Statement as soon as possible, and would appreciate the Staff’s response to this filing as soon as practicable. If you have any further questions or comments, of if you require any additional information, please contact either David Walek ((617) 951-7388) or Jason Cole ((617) 951-7914) by telephone, or either of them by facsimile at (617) 951-7050. Thank you for your assistance.

Very truly yours,

/s/David B. Walek

David B. Walek

Enclosures

cc:	Stephen Koval, Esq.
Thomas Yadlon, Esq.